UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 16, 2018

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated November 16, 2018, regarding the signing of the agreement for the sale of Azerinteltek QSC shares.

Istanbul, November 16, 2018

Announcement Regarding the Signing of the Agreement for the Sale of Azerinteltek QSC Shares

Agreement with respect to the sale of the shares held by our Company’s 55% owned subsidiary İnteltek İnternet Teknoloji Yatırım ve Danışmanlık Ticaret A.Ş. (“İnteltek”) in its 51% owned subsidiary Azerinteltek QSC (“Azerinteltek”) with a nominal value of AZN 51,000 to Baltech Investment LLC, shareholder of Azerinteltek with a 24.5% shareholding, for a total consideration of EUR 19,530,177, has been signed on November 15, 2018. The transfer of shares is anticipated to be completed within 6 months. As purchase price will be paid in EUR terms at the date of share transfer, the respective ratios and information, which are to be calculated with the exchange rate as of the date of the share transfer, will be disclosed at respective date.

Board Decision Date for Sale	:	26.10.2018

Were Majority of Independent Board Members' Approved the Board Decision for Sale?	:	Yes

Title of Non-current Financial Asset Sold	:	Azerinteltek QSC (“Azerinteltek”)

Field of Activity of Non-current Financial Asset sold	:	Information and entertainment services

Capital of Non-current Financial Asset sold	:	AZN 100,000

Date on which the Transaction was/will be Completed	:	Share transfer will be completed in 6 months following the agreement.

Sales Conditions	:	Cash

Nominal Value of Shares Sold	:	AZN 51,000 (Inteltek’s stake)

Sales Price Per Share	:	EUR 383

Total Sales Value	:	EUR 19,530,177

Ratio of Shares Sold to Capital of Non- current Financial Asset (%)	:	28.07%

Total Ratio of Shares Owned in Capital of Non-current Financial Asset After Sales Transaction (%)	:	0%

Total Voting Right Ratio Owned in Non- current Financial Asset After Sales Transaction (%)	:	0%

Ratio of Non-current Financial Asset Sold to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	0.02%

Ratio of Transaction Value to Sales in Latest Annual Financial Statements of Company (%)	:	Will be clarified following the closing.

Effects on Company Operations	:	The parent-subsidiary relationship will cease.

Profit / Loss Arised After Transaction	:	Will be clarified following the closing.

How will Sales Profit be Used if Exists?	:	-

Board Decision Date for Use of Sales Profit if Exists	:	-

Title/ Name-Surname of Counter Party Bought	:	Baltech Investment LLC

Is Counter Party a Related Party According to CMB Regulations?	:	Yes

Relation with Counter Party if any	:	One of the other two shareholders of the financial asset sold

Agreement Signing Date if Exists	:	15.11.2018

Value Determination Method of Non- current Financial Asset	:	Peer Company and trading multiples

Did Valuation Report be Prepared?	:	No.

Reason for not Preparing Valuation Report if it was not Prepared	:	Not required by the legislation.

Value Determined in Valuation Report if Exists	:	-

Reasons if Transaction wasn't/will not be performed in Accordance with Valuation Report	:	-

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 16, 2018	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations and Mergers & Acquisitions Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 16, 2018	By:	/s/ Osman Yılmaz
	Name:	Osman Yılmaz
	Title:	Chief Financial Officer